Mail Stop 6010


	September 7, 2006


Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board
IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts 01540

Re:	IPG Photonics Corporation
	Registration Statement on Form S-1
	Filed August 11, 2006
	Registration No. 333-136521

Dear Dr. Gapontsev:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Cover Page

2. Please remove the caption "Joint Book-Running Managers."

Graphics

3. We note your breakdown of net sales derived from product by different applications on page F-28. Please show us how your graphics accurately represent your markets and applications relative to their contribution to your revenue.

4. Please ensure that the text at the bottom right of your graphics is legible. We may have comment on that text once a legible version is filed.

Table of Contents

5. We note your reference to the market and industry data and forecasts included in your prospectus. Please provide us with copies of any market and industry data and forecast report that you cite in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Prospectus Summary, page 1

6. Please balance your summary disclosure of your growth rates with equally prominent disclosure of the statement on page 30 that you do not expect to continue to grow at those rates.

Overview, page 1

7. Please provide independent and objective support for your statements that you are "the leading developer and manufacturer of a broad line of high-performance fiber lasers and amplifiers for diverse application in numerous markets" and "pioneered the development and commercialization of optical fiber-based lasers."

Industry Background, page 1

8. Please clarify what you mean by "disruptive technology."

9. We note the references to the benefits of your product in the bullet points following the second paragraph. If you elect to provide this disclosure in the summary, please provide equally prominent disclosure of the disadvantages of your products. Likewise, provide equally prominent, balancing disclosure to the strengths described under "Our Strengths."

The Offering - Use of proceeds, page 4

10. Please provide a summary of the disclosure which appears in the second to last paragraph under "Use of Proceeds" regarding the proceeds of your offering that will be received by TA Associates, an affiliate of one of your directors.

Risk Factors, page 7

We are subject to lawsuits..., page 8

11. Please clarify why you would be unaware of existing patents as mentioned in the first paragraph.

12. Please provide more detail on how the lawsuits mentioned would specifically affect your business, results of operations and financial condition if the outcomes of those lawsuits were unfavorable to you.

We depend upon internal production..., page 10

13. Please indicate the locations of your "three major manufacturing facilities."

We rely on the significant experience and specialized expertise..., page 10

14. Please clarify why your ability to attract and retain employees with equity compensation may be limited following the completion of your offering.

Because we lack long-term purchase commitments from our customers..., page 13

15. We note the historical inventory write-downs described in Note
3
to your financial statements. Please expand your risk factor to include a brief discussion of those write-downs and expand your risk factor discussion, as necessary, to explain why these write-downs occurred.

16. Please expand your risk factor, or add a new risk factor, to discuss the risks inherent in your vertical integration strategy that are currently described in the second full paragraph on page 43.

We are subject to various environmental laws..., page 16

17. Please disclose when the WEEE directive is effective and why you do not know whether you will be required to register or incur financial responsibility.

We are subject to export controls..., page 16

18. Please clarify why your products are subject to export controls that may be more stringent than those applicable to traditional lasers. Also please clarify why you mention delays in obtaining export licenses. How have you been exporting your products to date?

Anti-takeover provisions in our charter documents and Delaware law..., page 18

19. Please identify the "certain" stockholders whose collective beneficial ownership levels will trigger the anti-takeover provisions described.

20. We note that your disclosure in the last paragraph of this risk factor does not appear to be consistent with the disclosure in the last paragraph of your disclosure under the caption "Section 203 of the Delaware General Corporation Law" on page 86. Your disclosure on page 86 appears to indicate that Section 203 of the DGCL will not apply to you until, among other things, Dr. Gapontsev ceases to beneficially own 25% or more of the total voting power of your outstanding shares. Please revise your disclosure so that it is clear when Section 203 will apply.

Use of Proceeds, page 22

21. We note that you will use a portion of the proceeds from your offering to repay indebtedness. If any of the indebtedness to be discharged was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

22. Please quantify the amount of your proceeds that you intend to use for each purpose mentioned in the last bullet point.

Capitalization, page 24

23. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Dilution, page 25

24. We note your discussion of the further dilution to be experienced by your new investors to extent your outstanding stock options are exercised. Please also explain how the "shares purchased," "total consideration" and "average price per share" columns in your second table would change if the options are exercised.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

Minority interests in consolidated subsidiaries, page 30

25. Please revise the last sentence of this paragraph so that this disclosure and its effect on your financial statements will be clear to your investors.

Factors and Trends That Affect Our Operations and Financial
Results,
page 30

26. We note your discussion the Directives described in the second paragraph of your risk factor entitled "We are subject to various environmental laws and regulations..." on page 16. To the extent material, please discuss the known effect those Directives will have on your operations and financial results going forward.

Stock-based compensation, page 33

27. Please clarify the reasons for the expected increased expense mentioned in the last sentence on page 34.

Net sales, page 36

28. We note your disclosure on page 30 that your sales are affected by the periods in which products are adopted or qualified. Please show the effect of this factor in your discussion of actual results.

29. We note your reference to your product life cycle at the top of page 29. With a view toward disclosure, please tell us about the current stage in the life cycle of each of your material products.

Cost of sales and gross margin, page 36

30. We note your disclosure on page 30 that your margins are affected by the mix of higher and lower power products sold during the period.
Please show the effect of this mix in your discussion of actual results.

31. Please discuss how you decreased the cost of your internally manufactured components. Also explain how you are able to continue to decrease these costs over each period presented.

Liquidity and Capital Resources, page 41

32. We note from your footnote disclosure on page F-16 that certain covenants exist related to your U.S. Construction Loan. Please revise the filing to discuss and quantify the terms of your debt covenants, including all financial ratios, and discuss the possible impact on your financial position, operations and liquidity.

Contractual Obligations, page 44

33. The table required by Regulation S-K Item 303(a)(5) should not be limited to cash commitments. Please revise accordingly.

Business, page 46

Adoption of Fiber Lasers and Amplifiers, page 49

34. Please reconcile the fiber laser market figures here with the figures in the penultimate paragraph on page 47.

Medical, page 56

35. With a view toward disclosure, please tell us about the nature of the FDA regulations that govern your business given your involvement with medical products.

Sales, Marketing and Support, page 59

36. Please tell us whether your sales and support facilities are in
North or South Korea. Also tell us the amount of sales in each of these countries.

Intellectual Property, page 61

37. Please dislose the scope and duration of your material patents.

Competition, page 61

38. Please expand your disclosure to include a more robust discussion of your competitive position relative to your competitors who sell or are developing fiber lasers and amplifiers, taking into account any publicly available information of the status of the product development efforts of those competitors.

Management, page 64

39. Please provide the disclosure required by Regulation S-K Item
401(c) for the members of your scientific staff who are the subject of the last risk factor on page 10.

Senior Executive Short-Term Incentive Plan, page 73

40. Please clarify whether the awards under this plan will be in the form of cash or stock-based compensation.

Principal and Selling Stockholders, page 76

41. Please identify the natural persons with voting or investment power over the shares held by JDS Uniphase.

42. Please reconcile the number of individuals mentioned in parentheses in the last row with the number of individuals identified on page 64.

43. Please revise footnote 11 to clarify whether you have included
TA
Associates Funds` shares in the disclosure of Mr. Child`s beneficial ownership.

Certain Relationships and Related Party Transactions, page 78

44. Please file the agreements mentioned in this section.

45. Where you refer to "Federal" interest rates, please be more specific regarding which rate you mean.

46. We note that your disclosure in this section relates to the value of transactions through December 31, 2005. Please update the disclosure.

47. We note from the first sentence of Note 8 to your financial statements that an aggregate of $6,736,000 was loaned to three officers of the company; however, we see that the transactions you have disclosed in this section do not total to that amount.
Please
tell us the details of the loans you have not described in this section, and provide us with your analysis as to why Item 404 of Regulation S-K does not require a description of those transactions to be included in this section.

48. Please provide us your analysis of why the transaction mentioned in the last paragraph of Note 8 to your financial statements need not be included in this section.

Transactions with IP Fibre Devices, page 78

49. We note your disclosure that "IPFD is a company organized to hold financial and other assets and does not engage in any business that is competitive to ours." Please elaborate on the identity of this organization and describe how IPFD came to be the holder of 11,150,000 shares of your common stock. Please tell us the identify of the groups or individuals who own the remainder of IPFD.

50. We note your disclosure in the last paragraph of this subsection that IPFD has historically sold optical components and equipment to you. As such, please clarify your prior disclosure that "IPFD is a company organized to hold financial assets and does not engage in any business that is competitive to ours."

Transactions with NTO IRE-Polus, page 78

51. We note your references to future funding obligations you may have with respect to NTO IRE-Polus. Please clarify when such funding will be required and whether your ownership interest in NTO IRE-
Polus
will increase as a result of those future investments.

Director and Officer Loans, page 80

52. With a view toward disclosure, please tell us the date that Mr.
Dalton acquired the Series A preferred and the amount paid for those shares.

53. Please disclose the interest rate on the loan mentioned in the last paragraph. Also disclose the amount of interest payments on each loan. The disclosure should be reconcilable to related disclosure, like the last bullet point on page 24.

Series B Preferred Stock, page 81

54. Please clarify how the conversion operates both before and after the amendment. Show clearly the differences in value of the conversion consideration before and after the amendment. Avoid complex sentences. For example:
* Where you disclose the minimum conversion price at the time of the amendment was $25 per share, does that mean that the preferred stock was not convertible if the offering was below $25 per share?
* What do you mean by "what the shareholders would have received if
[you] were sold to a third party"? What were the shareholders entitled to receive upon such a sale? Why is that relevant for the conversion?
* How will you value the common stock to be paid as the "remainder"?

Please use tables or charts as necessary to explain the operation of the preferred stock.

Series D Preferred Stockholder, page 81

55. Please disclose here the conversion rate of the series D preferred stock.

Stockholders Agreement, page 82

56. Please describe all of the other provisions of the stockholders agreements that will survive the closing of your public offering.

Description of Capital Stock, page 83

57. Please disclose the number of holders of your common stock.

Section 203 of the Delaware General Corporation Law, page 85

58. We note your disclosure in the last paragraph of this
subsection
that "Section 203 will apply to us following such time as would apply
to us on its own terms...."  Please clarify when Section 203 will be
applicable to your company.

Underwriting, page 93

Stamp Taxes, page 95

59. Please clarify whether this disclosure is applicable to U.S.
investors.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

60. Please revise the statement to remove the stock-based compensation total from the table included as a footnote on the face of your statements of income. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Please also apply this comment to your selected consolidated financial data.

Note 1 - Nature of Business and Summary of Significant Accounting
Policies, page F-7

Revenue Recognition, page F-8

61. We note from your disclosures that you sell certain products through independent distributors. Please tell us whether sales to distributors contain any rights of return, price protection privileges or other compensation and, if so, explain how you comply with SFAS 48 and SAB 104.


62. We see that you account for certain sales on a multiple element basis. Please describe the nature and significant terms of these transactions and the manner in which you value and account for them.
Please tell us how you apply EITF 00-21 when recognizing revenue.

Note 7 - Convertible Redeemable Preferred Stock, Preferred Stock and
Warrants, page F-17

63. We note that you currently have three classes of preferred stock outstanding. To help us better understand your classification and accounting for each class of preferred stock, please address the following:

* Describe all the material terms of the convertible preferred stock, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Please clearly describe the material terms of all related agreements, such as registration rights agreements.

* Describe clearly how you have accounted for each class of convertible preferred stock, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation
Finance`s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

64. Additionally we note that you have concluded that the warrants issued in conjunction with the Series B preferred stock are subject to derivative accounting. Please revise to disclose the methodology and significant estimates and assumptions used to value your warrant liability at each balance sheet date.

65. We note that upon a qualified public offering, all of your Series
B preferred stock automatically converts into subordinated debt and common shares. Please tell us more about the terms associated with the conversion of the Series B preferred stock into debt. Tell us how you are required to account for the pending conversion of the security to debt. Please provide references to the authoritative accounting literature that supports your conclusions. We may have additional comments after reviewing your response.

Minority Interests, page F-20

66. We note from disclosures on page 18 that you own 51.0% of NTO IRE-Polus, your Russian subsidiary. We also note you indicate under
Russian law and NTO IRE-Polus` charter, supermajority or unanimous stockholder approval is required to take certain significant non-operational actions, such as amending NTO IRE-Polus` charter, electing the executive body or altering certain fundamental stockholder rights. Tell us more about the nature of the "non-operational" actions that require supermajority or unanimous stockholder approval. Also, please tell us how the requirement for supermajority or unanimous stockholder approval (in certain cases) impacts your required accounting for and presentation of your investment in NTO IRE-Polus in your consolidated financial statements. Please address your consideration of the guidance at EITF 96-16 in your response. We may have additional comments after reviewing your response.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-3

67. For each of the transactions described, please briefly state the facts relied upon to make the exemption available. Refer to Item
701(d) of Regulation S-K.

Item 17.  Undertakings, page II-3

68. Please note that due, in part, to the language of Securities
Act
Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Signatures

69. Please do not alter the language required on the Signatures page.
We note, for example, your revisions to the required second paragraph.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 551-3663 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc (via fax):  Robert W. Ericson, Esq.
	David A. Sakowitz, Esq.

Valentin P. Gapontsev, Ph.D.
IPG Photonics Corporation
September 7, 2006
Page 13